UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No.    )*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Holley Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

43538H 103

(CUSIP Number)

c/o MidOcean Partners

245 Park Avenue, 38th Floor

New York, NY 10167

212-497-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 16, 2021

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 43538H 103	Page 2 of 13

(1)	Name of Reporting Persons: MidOcean Partners V, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,733,333(1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,733,333(1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,733,333(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 6.5%(1), (2)
(14)	Type of Reporting Person (See Instructions): PN

(1)	Includes 1,658,333 shares of common stock of Holley Inc., par value $0.0001 (“Common Stock”) underlying 1,658,333 warrants to purchase Common Stock. See Item 5 of this Schedule 13D.
(2)

Based on 117,993,139 shares of Common Stock outstanding as of July 16, 2021, as reported in Holley Inc.’s Registration Statement on Form S-1 (File No. 333-258075, filed with the Securities and Exchange Commission on July 21, 2021 (the “Holley S-1 Filing”). See Item 5 of this Schedule 13D.

Schedule 13D

CUSIP No. 43538H 103	Page 3 of 13

(1)	Name of Reporting Persons: MidOcean Partners V Executive, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 33,333(1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 33,333(1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 33,333(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.03%(1), (2)
(14)	Type of Reporting Person (See Instructions): PN

(1)	Includes 8,333 shares of Common Stock underlying 8,333 warrants to purchase Common Stock. See Item 5 of this Schedule 13D.
(2)	Based on 117,993,139 shares of Common Stock outstanding as of July 16, 2021, as reported in the Holley S-1 Filing. See Item 5 of this Schedule 13D.

Schedule 13D

CUSIP No. 43538H 103	Page 4 of 13

(1)	Name of Reporting Persons: Empower Sponsor Holdings LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 10,916,667(1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 10,916,667(1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,916,667(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 8.9%(1), (2)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Includes 4,666,667 shares of Common Stock underlying warrants to purchase Common Stock. See Item 5 of this Schedule 13D.
(2)	Based on 117,993,139 shares of Common Stock outstanding as of July 16, 2021, as reported in the Holley S-1 Filing. See Item 5 of this Schedule 13D.

Schedule 13D

CUSIP No. 43538H 103	Page 5 of 13

(1)	Name of Reporting Persons: MidOcean Associates V, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 18,683,333(1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 18,683,333(1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,683,333(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 15.0%(1), (2)
(14)	Type of Reporting Person (See Instructions): PN

(1)	Includes 6,333,333 shares of Common Stock underlying warrants to purchase Common Stock. See Item 5 of this Schedule 13D.
(2)	Based on 117,993,139 shares of Common Stock outstanding as of July 16, 2021, as reported in the Holley S-1 Filing. See Item 5 of this Schedule 13D.

Schedule 13D

CUSIP No. 43538H 103	Page 6 of 13

(1)	Name of Reporting Persons: Ultramar Capital, Ltd.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 18,683,333(1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 18,683,333(1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,683,333(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 15.0% (1), (2)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Includes 6,333,333 shares of Common Stock underlying warrants to purchase Common Stock. See Item 5 of this Schedule 13D.
(2)	Based on 117,993,139 shares of Common Stock outstanding as of July 16, 2021, as reported in the Holley S-1 Filing. See Item 5 of this Schedule 13D.

Schedule 13D

CUSIP No. 43538H 103	Page 7 of 13

(1)	Name of Reporting Persons: James Edward Virtue
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 18,683,333(1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 18,683,333(1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,683,333(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 15.0%(1), (2)
(14)	Type of Reporting Person (See Instructions): IN

(1)	Includes 6,333,333 shares of Common Stock underlying warrants to purchase Common Stock. See Item 5 of this Schedule 13D.
(2)	Based on 117,993,139 shares of Common Stock outstanding as of July 16, 2021, as reported in the Holley S-1 Filing. See Item 5 of this Schedule 13D.

Schedule 13D

CUSIP No. 43538H 103	Page 8 of 13

INTRODUCTORY NOTE

On July 16, 2021 (the “Closing Date”), Holley Inc., a Delaware corporation (“Holley” or the “Company”), consummated the previously announced business combination (the “Closing”) pursuant to that certain Agreement and Plan of Merger dated March 11, 2021 (the “Merger Agreement”), by and among Empower Ltd., a Cayman Islands exempted company, Empower Merger Sub I Inc., a wholly owned subsidiary of Empower Ltd. (“Merger Sub I”), Empower Merger Sub II, LLC, a wholly owned subsidiary of Empower Ltd. (“Merger Sub II”), and Holley Intermediate Holdings, Inc., a Delaware corporation (“Holley Intermediate”).

The Merger Agreement provided for, among other things, the following transactions: (i) Empower Ltd. changed its jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware, and, in connection therewith, (A) each outstanding Class A ordinary share, par value $0.0001, of Empower Ltd. converted automatically into one share of common stock of Holley, par value $0.0001 per share (the “Common Stock”) and (B) each outstanding Class B ordinary share of Empower Ltd. converted automatically into one share of Common Stock; and (ii) thereafter, (A) Merger Sub I merged with and into Holley Intermediate, with Holley Intermediate surviving as a wholly owned subsidiary of Empower Ltd., (B) and thereafter, Holley Intermediate merged with and into Merger Sub II, with Merger Sub II surviving as a limited liability company and a wholly owned subsidiary of Empower Ltd. (together, the “Merger”). In connection with the Closing, the registrant changed its name from Empower Ltd. to Holley Inc.

ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to shares of Common Stock of Holley Inc., a Delaware corporation.

The address of Holley Inc.’s principal executive offices is 1801 Russellville Rd, Bowling Green, Kentucky 42101.

ITEM 2. IDENTITY AND BACKGROUND

(a)

This Schedule 13D is being filed by Empower Sponsor Holdings LLC, a Delaware limited liability company (“Sponsor”), MidOcean Partners V, L.P., a Delaware limited partnership (“Partners”), MidOcean Partners V Executive, L.P., a Delaware limited partnership (“Executive”), MidOcean Associates V, L.P., a Delaware limited partnership (“Associates”), Ultramar Capital, Ltd, a Cayman Islands company (“Ultramar”), and James Edward Virtue (“Mr. Virtue”, collectively with Sponsor, Partners, Executive, Associates and Ultramar, the “Reporting Persons”).

The managing member of the Sponsor is Associates. The general partner of Partners and Executive is Associates. The general partner of Associates is Ultramar, which is controlled by Mr. Virtue. Accordingly, (i) each of Partners, Associates, Ultramar, and Mr. Virtue may be deemed to have beneficial ownership of the securities held by Sponsor, and (ii) each of Associates, Ultramar, and Mr. Virtue may be deemed to have beneficial ownership of the securities held by Partners and Executive, and in each case, each of Sponsor, Partners, Executive, Associates, Ultramar and Mr. Virtue disclaims beneficial ownership of such shares except to the extent of their pecuniary interest therein.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”), although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists. The Reporting Persons have entered into a Joint Filing Agreement, dated July 26, 2021, a copy of which is attached hereto as Exhibit 7.1, pursuant to which the Reporting Persons agreed to file this Schedule 13D and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

(b)	The principal business of each of the Reporting Persons is c/o MidOcean Partners, 245 Park Avenue, 38th Floor, New York, NY 1016.

Schedule 13D

CUSIP No. 43538H 103	Page 9 of 13

(c)

The Reporting Persons are principally engaged in the business of investments in securities. The principal purpose of Sponsor is to hold shares of Common Stock and warrants to purchase Common Stock. The principal purpose of Partners is the investment in securities. The principal purpose of Executive is the investment in securities. The principal purpose of Associates is to serve as general partner of Partners, Executive and affiliated entities. The principal purpose of Ultramar is to serve as general partner of Associates and affiliated entities. The principal purpose of Mr. Virtue is to serve as Chief Executive Officer of MidOcean Partners and to manage Ultramar.

(d)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the Reporting Persons, other than Ultramar, is organized under the laws of Delaware. Ultramar is organized under the laws of the Cayman Islands. Mr. Virtue is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The shares of Common Stock reported in the Schedule 13D were acquired as follows:

•	6,250,000 shares of Common Stock held by Sponsor were acquired in connection with the formation of the Company for a capital contribution of $25,000.

•

1,100,000 shares of Common Stock held by Partners were acquired substantially concurrent with Closing pursuant to that certain subscription agreement entered into with the Company on March 11, 2021 (the “Subscription Agreement”) for an aggregate purchase price of $11,000,000.

•

5,000,000 shares of Common Stock and 1,666,666 warrants to purchase an equivalent amount of Common Stock (such warrants, the “Public Warrants”) were acquired substantially concurrent with Closing pursuant to the Amended and Restated Forward Purchase Agreement, by and between the Company and Empower Funding LLC, dated March 11, 2021 (as subsequently assigned by Empower Funding LLC to Partners and Executive) (the “A&R FPA”) for an aggregate purchase price of $50,000,000 as follows: Partners purchased 4,975,000 shares of Common Stock and 1,658,333 Public Warrants and Executive purchased 25,000 shares of Common Stock and 8,333 Public Warrants. Each Public Warrant becomes exercisable on October 9, 2021 for one share of Common Stock at an exercise price of $11.50 per warrant.

•

4,666,667 shares of Common Stock that underly the 4,666,667 warrants to purchase Common Stock that were acquired pursuant to that certain Private Placement Warrants Purchase Agreement, by and between Sponsor and the Company, dated October 6, 2020 (“Private Warrant Agreement”), for an aggregate purchase price of $7,000,000 (such warrants, the “Private Warrants” and, together with the Public Warrants, the “Warrants”) are held by Sponsor. Each Private Warrant becomes exercisable on October 9, 2021 for one share of Common Stock at an exercise price of $11.50 per warrant.

Additional information regarding each of the foregoing transactions is set forth in the Company’s definitive proxy statement/prospectus related to the Merger filed with the Securities and Exchange Commission (the “SEC”) on June 24, 2021 and the Company’s Current Report on Form 8-K filed with the SEC on July 21, 2021.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Persons have acquired securities described in this Schedule 13D for investment purposes. The Reporting Persons expect to evaluate on an ongoing basis the Company’s financial condition and prospects and their interest in, and intentions with respect to, the Company and their investment in the securities of the Company.

Schedule 13D

CUSIP No. 43538H 103	Page 10 of 13

This evaluation may be based on various factors, including but not limited to the Company’s business and financial condition, results of operations and prospects, general market, economic and industry conditions, the securities markets in general and those for the Company’s securities in particular, as well as other developments and other investment opportunities. Accordingly, the Reporting Persons reserve the right to change their intentions and develop plans or proposals at any time, as they deem appropriate. The Reporting Persons may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, acquire additional securities of the Company, including additional shares of Common Stock and/or Warrants, and dispose of all or a portion of the securities of the Company, including shares of Common Stock and Warrants, that the Reporting Persons now own or may hereafter acquire.

Sponsor, Partners and Executive are party to a Stockholders’ Agreement with the Company and the Sentinel Investors (as defined below), which gives Sponsor the right to nominate up to two directors to Company’s board of directors (the “Board”), with such rights subject to such person’s aggregate beneficial ownership of Common Stock, as described in greater detail in Item 6 hereof. In connection with the Closing, the Sponsor nominated Matthew Rubel and Gina Bianchini to the Board. Mr. Rubel currently serves as Chairman of the Board and Ms. Bianchini serves as chair of the audit committee of the Board. A more complete description of the Stockholders’ Agreement is set forth in Item 6 below.

In connection with or through Sponsor’s director nominees’ service on the Board, including as Chairman of the Board, or otherwise, the Reporting Persons may engage in discussions with management, other members of the Company’s Board, other stockholders of the Company and other relevant parties concerning the operations, management, composition of the Board and management, ownership, capital structure, strategy, and future plans of the Company, including the possibility of proposing one or more acquisitions, business combinations, mergers, asset sales, asset purchases, or other similar transactions to be executed by or otherwise involving the Company and other third parties. As a result, the Reporting Persons may take positions with respect to and seek to influence the decision of the Board regarding the matters discussed above. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein. Such actions may involve one or more of the events referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF HOLLEY INC.

(a) and (b)

The Reporting Persons may be deemed to beneficially own the number of shares of Common Stock (including shares of Common Stock underlying Warrants) set forth in the table below, representing the approximate percentage of the outstanding shares of Common Stock as calculated pursuant Rule 13d-3 (based on 117,993,139 shares of Common Stock outstanding as of July 16, 2021, as reported in the Company’s Registration Statement on Form S-1 (File No. 333-258075), filed with the SEC on July 21, 2021 (the “Holley S-1 Filing”)). Each Reporting Person has shared voting and dispositive power with respect to the shares of Common Stock beneficially owned thereby. No Reporting Person has sole voting or investment power with respect to any of the shares of Common Stock beneficially owned thereby.

Reporting Persons	Amount Beneficially Owned (1)	Percentage of Class Beneficially Owned
MidOcean Partners V, L.P.(2)	7,733,333	6.5%
MidOcean Partners V Executive, L.P.(3)	33,333	0.03%
Empower Sponsor LLC(4)	10,916,667	8.9%
MidOcean Associates V, L.P.(5)	18,683,333	15.0%
Ultramar Capital, Ltd.(5)	18,683,333	15.0%
James Edward Virtue(5)	18,683,333	15.0%

Schedule 13D

CUSIP No. 43538H 103	Page 11 of 13

(1)

The shares of Common Stock underlying Warrants included in the calculations set forth herein are not issuable until the Warrants become exercisable on October 9, 2021 (the one year anniversary of the Company’s initial public offering) and, therefore, as of the date of the filing of this Schedule 13D, such shares of Common Stock are not beneficially owned as determined by Rule 13d-3. However, as of August 10, 2021, a Reporting Person will have the right to acquire within 60 days the shares of Common Stock underlying the Warrants held by such Reporting Person and, as a result, such shares of Common Stock will be beneficially owned pursuant to Rule 13d-3 as of such date and thereafter. As a result, due to the proximity of the date of the filing of this Schedule 13D and August 10, 2021, the Reporting Persons have opted to include such shares of Common Stock underlying Warrants in the beneficial ownership numbers and percentages reported herein.

(2)	Includes 1,658,333 shares of Common Stock that underly the 1,658,333 Public Warrants held by Partners.

(3)	Includes 8,333 shares of Common Stock that underly the 8,333 Public Warrants held by Executive.

(4)	Includes 4,666,667 shares of Common Stock that underly the 4,666,667 Private Warrants held by Sponsor.

(5)	Includes 6,333,333 shares of Common Stock underlying the 6,333,333 Warrants held by Partners, Executive and Sponsor.

(c)    None of the Reporting Persons has engaged in any transaction in shares of Common Stock in the 60 days prior to the filing of this Schedule 13D other than as described in Item 3 above.

(d)    None.

(e)    Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF HOLLEY INC.

Letter Agreement – The Company, the Sponsor, and the officers and directors of the Company prior to the Closing on July 16, 2021 (the “D&Os”), are parties to that certain letter agreement dated October 6, 2020 (“Letter Agreement”), whereby the Sponsor and D&Os have agreed not to transfer, assign or sell 6,250,000 shares of Common Stock issued to Sponsor until the earliest of (A) July 16, 2022 (one year after the Closing), (B) if the closing price of Common Stock equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30 trading-day period commencing December 13, 2021 (at least 150 days after the Closing), or (C) the date on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in all holders of Common Stock having the right to exchange their shares for cash, securities or other property. Any permitted transferees (including any transfer to a D&O) will be subject to the same restrictions and other agreements of the Sponsor with respect to any such shares of Common Stock. The Sponsor and the D&Os agreed, subject to limited exceptions, not to transfer, assign or sell any of their 4,666,667 Private Warrants (representing the right to acquire 4,666,667 shares of Common Stock) until August 15, 2021 (30 days after the Closing). The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Letter Agreement, a copy of which is incorporated herein by reference as Exhibit 7.2.

Sponsor Agreement – The Company and the Sponsor are parties to that certain Sponsor Agreement, dated March 11, 2021 (the “Sponsor Agreement”), whereby, among other things, 2,187,500 shares of Common Stock held by Sponsor are subject to certain earn-out conditions (the “Earn-Out Shares”). 1,093,750 of the Earn-Out Shares will vest the earlier of the day (x) the closing price of the Common Stock equals or exceeds $13.00 per share for any twenty (20) trading days within any thirty-trading day period or (y) the Company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of Common Stock at a price per share equal to or exceeding $13.00 per share. The remaining 1,093,750 Earn-Out Shares are subject to the same conditions as set forth above but will vest at a target price that equals or exceeds $15.00 per share. The Earn-Out Shares will be forfeited by the Sponsor if the applicable conditions are not satisfied before July 16, 2028 (seven years after the Closing). The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Sponsor Agreement, a copy of which is incorporated herein by reference as Exhibit 7.3.

Schedule 13D

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Amended and Restated Registration Rights Agreement – The Company, the Sponsor and Holley Parent Holdings, LLC, the sole stockholder of Holley Intermediate prior to the Merger (the “Holley Stockholder”), are parties to that Amended and Restated Registration Rights Agreement, dated July 16, 2021 (the “A&R Registration Rights Agreement”). Under the A&R Registration Rights Agreement, the Company agreed to register for resale, pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), certain shares of Common Stock and other equity securities of the Company that are held by the Sponsor and the Holley Stockholder from time to time. Under the A&R Registration Rights Agreement, the Holley Stockholder and Sponsor are entitled within any twelve-month period to make four written shelf takedown requests that the Company register the resale of any or all of their Common Stock on Form S-3 (or Form S-1 if the Company is ineligible to use Form S-3), so long as such demand is for at least $30,000,000 in shares of Common Stock of all stockholders participating in such shelf takedown, or all registrable securities held by the requesting party. Subject to certain customary exceptions, the parties also have piggyback registration rights. On July 21, 2021, the Company filed the Holley S-1 Filing to, among other things, register the Common Stock and Warrants issued to Sponsor. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the A&R Registration Rights Agreement, a copy of which is incorporated herein by reference as Exhibit 7.4.

Stockholders’ Agreement – Sponsor, Executive and Partners (together, the “Sponsor Investors”) are party to that certain Stockholders’ Agreement, dated July 16, 2021 (the “Stockholders’ Agreement”), entered into with the Company, the Holley Stockholder, Sentinel Capital Partners V, L.P., a Delaware limited partnership (“SCP V”), Sentinel Capital Partners V-A, L.P., a Delaware limited partnership (“SCP V-A”), Sentinel Capital Investors V, L.P., a Delaware limited partnership (“SCI V” and, together with SCP V and SCPV-A, the “Holley Investors” and, together with the Holley Stockholder, the “Sentinel Investors”). Pursuant to the Stockholders’ Agreement, the Sentinel Investors and the Sponsor will have the right to designate nominees for election to the Company’s board of directors subject to certain beneficial ownership requirements. The number of nominees that the Sentinel Investors, on the one hand, and the Sponsor, on the other hand, are entitled to nominate under the Stockholders’ Agreement is dependent on such party’s beneficial ownership of shares of Common Stock. For so long as the Sponsor Investors beneficially own, in the aggregate, a number of shares of Common Stock equal to or greater than 3,050,000 shares or 1,525,000 shares (50% and 25% of the number of shares of Common Stock beneficially owned by the Sponsor at the Closing), respectively, the Sponsor will have the right to nominate two or one director(s), respectively. For so long as the Sentinel Investors beneficially own, in the aggregate, a number of shares of Common Stock equal to or greater than approximately 43,491,429 shares, 26,634,286 shares, and 9,777,143 shares (36.9%, 22.6% and 8.3% of the number of shares of Common Stock issued and outstanding at the Closing), respectively, the Holley Stockholder will have the right to nominate three, two or one director(s), respectively. The Sentinel Investors, on the one hand, and the Sponsor, on the other hand, will also have the right to have their respective designees participate on committees of the board of directors, subject to compliance with applicable law and stock exchange listing rules. Parties thereto have also agreed to take all necessary action to effectuate these board designation rights and maintain a board of director size of seven members. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Stockholders’ Agreement, a copy of which is incorporated herein by reference as Exhibit 7.5.

Subscription Agreement – Pursuant to the Subscription Agreement, the Company agreed to file a registration statement registering the resale of the Common Stock acquired by Partners pursuant to the Subscription Agreement, and further agreed to use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) sixty (60) calendar days after Closing (or, in the event the SEC reviews and has written comments to the registration statement, the ninetieth (90th) calendar day following the Closing) and (ii) the tenth (10th) business day after the date the Company is notified (orally or in writing, whichever is earlier) by the SEC that the registration statement will not be “reviewed” or will not be subject to further review. On July 21, 2021, the Company filed the Holley S-1 Filing to, among other things, register the Common Stock issued to Partners pursuant to the Subscription Agreement. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Subscription Agreement, the form of which is incorporated herein by reference as Exhibit 7.6.

A&R FPA – Pursuant to the A&R FPA, the Company shall use commercially reasonable efforts to file a registration statement for a secondary offering the Public Warrants and Common Stock issued pursuant to the A&R FPA. On July 21, 2021, the Company filed the Holley S-1 Filing to, among other things, register the Public

Schedule 13D

CUSIP No. 43538H 103	Page 13 of 13

Warrants and the Common Stock issued pursuant to the A&R FPA. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the A&R FPA, a copy of which is incorporated herein by reference as Exhibit 7.7.

Other than the matters disclosed above in response to Items 4 and 5 and in this Item 6, none of the Reporting Persons is party to any contracts, arrangements, understandings or relationships with respect to any Company securities, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

7.1	Joint Filing Agreement, dated July 26, 2021 (filed herewith).

7.2	Letter Agreement, dated October 6, 2020, by and among Empower and Empower Sponsor Holdings LLC and each of the officers and directors of Empower Ltd. (incorporated by reference to Exhibit 10.4 of the Company’s Current Report on Form 8-K, filed with the SEC on October 13, 2020).

7.3	Sponsor Agreement, dated as of March 11, 2021, by and among Empower Ltd., Empower Sponsor Holdings LLC, and Holley Parent Holdings, LLC (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, filed with the SEC on March 12, 2021).

7.4	Amended and Restated Registration Rights Agreement, dated as of July 16, 2021, by and among Empower Sponsor Holdings LLC, Holley Parent Holdings LLC and Holley Inc. (incorporated by reference to Exhibit 10.5 of the Company’s Current Report on Form 8-K, filed with the SEC on July 21, 2021).

7.5	Stockholders’ Agreement, dated as of July 16, 2021, by and among Holley Inc., Empower Sponsor Holdings LLC, MidOcean Partners V, L.P., MidOcean Partners V Executive, L.P., Holley Parent Holdings, LLC, Sentinel Capital Partners V, L.P., Sentinel Capital Partners V-A, L.P., and Sentinel Capital Investors V, L.P. (incorporated by reference to Exhibit 10.6 of the Company’s Current Report on Form 8-K, filed with the SEC on July 21, 2021).

7.6	Form of Subscription Agreement, by and between Empower and the Subscriber party thereto (incorporated by reference to Exhibit 10.4 of the Company’s Current Report on Form 8-K, filed with the SEC on March 12, 2021).

7.7	Amended and Restated Forward Purchase Agreement, dated as of March 11, 2021, by and between Empower Ltd. and Empower Funding LLC. as assigned to MidOcean Partners V, L.P. and MidOcean Partners V, L.P. (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K, filed with the SEC on March 12, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete, and correct.

Dated as of July 26, 2021

EMPOWER SPONSOR HOLDINGS LLC

By:	/s/ Andrew Spring
Name:	Andrew Spring
Title:	Chief Financial Officer

MIDOCEAN PARTNERS V, L.P.

By:	/s/ Andrew Spring
Name:	Andrew Spring
Title:	Managing Director of GP

MIDOCEAN PARTNERS V EXECUTIVE, L.P.

By:	/s/ Andrew Spring
Name:	Andrew Spring
Title:	Managing Director of GP

MIDOCEAN ASSOCIATES V, L.P.

By:	/s/ Andrew Spring
Name:	Andrew Spring
Title:	Managing Director

ULTRAMAR CAPITAL, LTD.

By:	/s/ James Edward Virtue
Name:	James Edward Virtue
Title:	Chief Executive Officer

JAMES EDWARD VIRTUE

By:	/s/ James Edward Virtue
Name:	James Edward Virtue